Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for July 2017

PANAMA CITY, Aug. 21, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for July 2017:

Operating Data	Jul	Jul	% Change	YTD	YTD	% Change
	2017	2016	(YOY)	2017	2016	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,183.3	1,896.3	15.1%	13,785.7	12,799.1	7.7%
RPM (mm) (2)	1,913.1	1,632.7	17.2%	11,419.7	10,117.0	12.9%
Load Factor (3)	87.6%	86.1%	1.5p.p.	82.8%	79.0%	3.8p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of July 2017, Copa Holdings' system-wide passenger traffic (RPMs) increased 17.2% year over year, while capacity (ASMs) increased 15.1%. As a result, system load factor for the month was 87.6%, a 1.5 percentage point increase when compared to July 2016.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 75 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit www.copa.com.

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
(507) 304-2774

CPA-G